# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Battalion Oil Corporation, CIK 0001282648
CUSIP: 02081G102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0000899140-19-000587
Filed by CIK 0001697367
Persons authorized to receive notices and communications: Jeffrey Wade, c/o Gen IV Investment Opportunities, LLC, 250 West 55th Street, 31st Floor, New York, New York (NY), 10019, 212-615-3456

## Reporting persons
- GEN IV INVESTMENT OPPORTUNITIES, LLC (CIK 0001697367): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,513,648; sole dispositive power 0; shared dispositive power 5,513,648; aggregate amount beneficially owned 5,513,648 (23.2% of the class)
  Comment: The number of shares reported above includes (i) 0 shares of common stock, par value $0.0001 per share (the "Common Stock") owned directly by Gen IV Investment Opportunities, LLC ("Gen IV"), (ii) 910,202 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 1,527,552 shares of Common Stock issuable upon conversion or redemption of 7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 1,526,199 shares of Common Stock issuable upon conversion or redemption of 6,630 shares of Series A-2 Preferred Stock issued to Gen IV pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 758,632 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-3 Preferred Stock issued to Gen IV pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 791,063 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-4 Preferred Stock issued to Gen IV pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaim
  Based on (i) 18,256,563 shares of Common Stock outstanding as of March 18, 2026, as reported in the Issuer's Form 10-K filed with the SEC on March 23, 2026 , plus, plus (ii) (a) 910,202 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV, (b) 1,527,552 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV, (c) 1,526,199 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock owned directly by Gen IV, (d) 758,632 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock owned directly by Gen IV and (e) 791,063 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Gen IV.
- LSP GENERATION IV, LLC (CIK 0001730248): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,513,648; sole dispositive power 0; shared dispositive power 5,513,648; aggregate amount beneficially owned 5,513,648 (23.2% of the class)
  Comment: The number of shares reported above includes (i) 0 shares of Common Stock owned directly by Gen IV, (ii) 910,202 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 1,527,552 shares of Common Stock issuable upon conversion or redemption of 7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 1,526,199 shares of Common Stock issuable upon conversion or redemption of 6,630 shares of Series A-2 Preferred Stock issued to Gen IV pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 758,632 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-3 Preferred Stock issued to Gen IV pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 791,063 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-4 Preferred Stock issued to Gen IV pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaim
  Based on (i) 18,256,563 shares of Common Stock outstanding as of March 18, 2026, as reported in the Issuer's Form 10-K filed with the SEC on March 23, 2026 , plus, plus (ii) (a) 910,202 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV, (b) 1,527,552 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV, (c) 1,526,199 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock owned directly by Gen IV, (d) 758,632 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock owned directly by Gen IV and (e) 791,063 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Gen IV.
- LSP INVESTMENT ADVISORS, LLC (CIK 0001728850): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,513,648; sole dispositive power 0; shared dispositive power 5,513,648; aggregate amount beneficially owned 5,513,648 (23.2% of the class)
  Comment: The number of shares reported above includes (i) 0 shares of Common Stock owned directly by Gen IV, (ii) 910,202 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 1,527,552 shares of Common Stock issuable upon conversion or redemption of 7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 1,526,199 shares of Common Stock issuable upon conversion or redemption of 6,630 shares of Series A-2 Preferred Stock issued to Gen IV pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 758,632 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-3 Preferred Stock issued to Gen IV pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 791,063 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-4 Preferred Stock issued to Gen IV pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaim
  Based on (i) 18,256,563 shares of Common Stock outstanding as of March 18, 2026, as reported in the Issuer's Form 10-K filed with the SEC on March 23, 2026 , plus, plus (ii) (a) 910,202 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV, (b) 1,527,552 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV, (c) 1,526,199 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock owned directly by Gen IV, (d) 758,632 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock owned directly by Gen IV and (e) 791,063 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Gen IV.
- Paul Segal (CIK 0001427470): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,513,648; sole dispositive power 0; shared dispositive power 5,513,648; aggregate amount beneficially owned 5,513,648 (23.2% of the class)
  Comment: The number of shares reported above includes (i) 0 shares of Common Stock owned directly by Gen IV, (ii) 910,202 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 1,527,552 shares of Common Stock issuable upon conversion or redemption of 7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 1,526,199 shares of Common Stock issuable upon conversion or redemption of 6,630 shares of Series A-2 Preferred Stock issued to Gen IV pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 758,632 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-3 Preferred Stock issued to Gen IV pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 791,063 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-4 Preferred Stock issued to Gen IV pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaim
  Based on (i) 18,256,563 shares of Common Stock outstanding as of March 18, 2026, as reported in the Issuer's Form 10-K filed with the SEC on March 23, 2026 , plus, plus (ii) (a) 910,202 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV, (b) 1,527,552 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV, (c) 1,526,199 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock owned directly by Gen IV, (d) 758,632 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock owned directly by Gen IV and (e) 791,063 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Gen IV.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Battalion Oil Corporation
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Comment: The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on October 18, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on March 30, 2023, Amendment No. 2 thereto, filed with the SEC on September 8, 2023, Amendment No. 3 thereto, filed with the SEC on December 19, 2023, Amendment No. 4 thereto, filed with the SEC on March 29, 2024, Amendment No. 5 thereto, filed with the SEC on May 15, 2024,and amendment No. 6 thereto, filed with the SEC on June 20, 2024 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended by adding the following as a Reporting Person:

(iv) Paul Segal
Residence or business address:
Item 2(b) is hereby replaced in its entirety by the following:

The business address of Mr. Segal and each of the other Reporting Persons is 250 West 55th Street, 31st Floor, New York, New York, 10019.
Present principal occupation or employment:
Item 2(c) is hereby amended by adding the following:

Mr. Segal is the President of Gen IV, and as such has the authority to direct the disposition of the shares held by Gen IV.
Criminal convictions in the last five years: Item 2(d) in the Original 13D remains accurate after the addition of Mr. Segal as a Reporting Person.
Civil proceedings (securities laws) in the last five years: Item 2(e) in the Original 13D remains accurate after the addition of Mr. Segal as a Reporting Person.
Citizenship:
Item 2(f) is hereby replaced in its entirety by the following:

Each of the entities who are Reporting Persons is a limited liability company organized under the laws of the state of Delaware. Mr. Segal is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to incorporate the information below:

On March 25, 2026, the Reporting Person sold 2,369,769 shares of Common Stock of the Issuer for $5.8206 per share, for an aggregate price of $13,793,477.

On March 26, another entity over which Mr. Segal has investment authority received a distribution-in-kind of 639,648 shares of Common Stock of the Issuer. On March 26, 2026, that entity sold 639,648 shares of Common Stock of the Issuer, for $5.9075 per share, for an aggregate price of $3,778,721.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information required by Item 5 (a) is set forth in rows 11 and 13 on the cover pages of this Amendment No. 7 for each Reporting Person and is incorporated by reference in its entirety into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by Item 5 (b) is set forth in rows in rows 7, 8, 9, and 10 on the cover pages of this Amendment No. 7 for each Reporting Person and is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 7, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.2 Joint Filing Agreement, dated March 27, 2026, by and among the Reporting Persons.

## Signatures
- GEN IV INVESTMENT OPPORTUNITIES, LLC: /s/ Jeffrey Wade, Jeffrey Wade Chief Compliance Officer (03/27/2026)
- LSP GENERATION IV, LLC: /s/ Jeffrey Wade, Jeffrey Wade Chief Compliance Officer (03/27/2026)
- LSP INVESTMENT ADVISORS, LLC: /s/ Jeffrey Wade, Jeffrey Wade Chief Compliance Officer and Associate General Counsel (03/27/2026)
- Paul Segal: /s/ Paul Segal, Paul Segal (03/27/2026)
Comment: Reporting Person/Group Name:
Paul Segal